InterSystems and IPA's Subsidiary BioStrand Unveil the
Innovative Integration of Vector Search with LENSai for AI-
Driven Healthcare Applications

VICTORIA, BRITISH COLUMBIA (CANADA), March 28, 2024 - IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the "Company" or "IPA") (NASDAQ: IPA),  InterSystems, a creative data technology provider dedicated to helping customers solve their most critical scalability, interoperability, and speed challenges, together with ImmunoPrecise Antibodies Ltd. (IPA) (NASDAQ: IPA), an artificial intelligence-driven biotherapeutic research and technology company, are thrilled to announce a landmark collaboration. This collaboration integrates the new vector search capability of the InterSystems IRIS® data platform with IPA's subsidiary BioStrand's LENSai platform, setting a new standard for AI-driven applications in healthcare and life sciences.

This collaboration signifies a leap in technological advancement for addressing challenges with increasing volumes of data that the healthcare and life sciences industries are contending with today.  With the global AI market projected to grow to over $1.3 Trillion by 2032, the collaboration between InterSystems and IPA highlights both companies' commitment to innovation, excellence, and the development of solutions that not only meet the current needs of the healthcare and life sciences sectors but also anticipate future challenges, with additional client solutions and developments expected as Vector Search and LENSai redefine the interaction between data and AI applications in healthcare and life sciences.

"As the latest addition to the InterSystems IRIS data platform, Vector Search has helped to supercharge the identification and creation of novel drug compounds, significantly reducing R&D timelines from development to commercialization" said Scott Gnau, Head of Global Data Platforms at InterSystems. "We look forward to seeing how Vector Search within InterSystems IRIS empowers other developers to build additional AI applications on our platform."

"By combining InterSystem's Vector Search with IPA's LENSai, we're empowering developers and researchers in the Life Sciences with unparalleled tools for extracting value and insights from complex datasets, driving forward the potential for AI in every application within the healthcare and life sciences sectors," said Dirk Van Hyfte MD, PhD, Co-Founder and Head of Innovation of BioStrand. "We are at the cusp of a new era in AI-driven applications, where the integration of sophisticated data analysis tools like Vector Search with the deep biological insights provided by LENSai can lead to breakthroughs in patient care and treatment methodologies.

Vector Search and LENSai: A Synergistic Integration

This innovative integration marries the precision of Vector Search, which enables efficient and accurate retrieval of relevant information from massive datasets using vector embeddings, with the depth of analysis provided by LENSai'' Universal Foundation AI Model and BioStrand's patented HYFT Technology. The result is a platform that offers unmatched capabilities in accessing, analyzing, and leveraging complex biological data for drug discovery, understanding disease mechanisms, and beyond.

Advancing Healthcare and Life Sciences

The collaboration between InterSystems and IPA leverages the strengths of both platforms to offer several transformative benefits:

  Precision and Depth in Data Analysis: The integration enables more precise, semantically rich searches across vast repositories of unstructured biological data, uncovering insights that were previously difficult to obtain.
  Accelerated Drug Discovery and Development: Researchers can now leverage the combined power of Vector Search and LENSai to identify novel therapeutic targets more quickly, streamlining the drug discovery process and reducing the time from discovery to clinical trials.
  Enhanced Integration and Scalability: By providing LENSai'' capabilities within the InterSystems IRIS data platform, companies in healthcare and life sciences gain a tool that seamlessly integrates with their existing infrastructure, offering scalability and enhanced performance without compromising security.

About InterSystems

InterSystems is a leading provider of next-generation solutions for enterprise digital transformations in the healthcare, finance, manufacturing, and supply chain sectors. Its cloud-first data platforms solve interoperability, speed, and scalability problems for large organizations around the globe. InterSystems offers a range of software, including its flagship data platform software, InterSystems IRIS, and a set of industry specific applications that speed and simplify the process of making data "AI ready." InterSystems is committed to excellence through its award-winning, 24×7 support for customers and partners in more than 80 countries. Privately held and headquartered in Cambridge, Massachusetts, InterSystems was established in 1978 and now has 39 offices in 28 countries worldwide. For more information, please visit InterSystems.com.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family"). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

contact: investors@ipatherapeutics.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, healthcare, integration and / or success of LENSai with Vector Search, or HYFT technologies, including their benefits, and statements relating to IPA's expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the integration of IPA's LENSai platform with its HYFT technology and Vector Search may not have the expected results, risks that the expected healthcare benefits won't be achieved, in addition actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company's Annual Information Form dated July 10, 2023 (which may be viewed on the Company's profile at www.sedar.com), and the Company's Form 40-F, dated July 10, 2023 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.